Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-179636, as amended) of Diana Containerships Inc. and in the related Prospectus of our reports dated February 18, 2014, with respect to the consolidated financial statements of Diana Containerships Inc. and the effectiveness of internal control over financial reporting of Diana Containerships Inc. included in this report on Form 6-K.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

February 18, 2014
Athens, Greece